UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM N-8F



APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.
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I.   GENERAL IDENTIFYING INFORMATION
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1.  Reason fund is applying to deregister (check only one; for descriptions, see
    Instruction 1 above):

[ ] Merger

[ ] Liquidation

[x] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)


2.   Name of fund:  The Chancellor Targeted Health Care Fund, Inc. (the "Fund")


3.   Securities and Exchange Commission File No.: 811-06633


4.  Is this an initial Form N-8F or an amendment to a previously filed Form
    N-8F?

[x] Initial Application  [ ] Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

c/o INVESCO, Inc.
1166 Avenue of the Americas
New York, NY 10036


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6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Mark S. Johnson, Esq.
INVESCO, Inc.
1166 Avenue of the Americas
New York, NY  10036
(212) 278-9242

David H. Kanefsky, Esq.
Cadwalader, Wickersham & Taft
100 Maiden Lane
New York, NY 10038
(212) 504-6438


7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Mark S. Johnson, Esq.
INVESCO, Inc.
1166 Avenue of the Americas
New York, NY  10036
(212) 278-9242

Note: The Fund never commenced a public offering of its shares nor engaged in any shareholder activity. Therefore, Fund records only include certain documents relating to the preparation and filing of registration statements on Forms N-8A, N-2 and N-8F, and the Fund's subsequent deregistration.

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.


8. Classification of fund (check only one):

[x] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.


9.   Subclassification if the fund is a management company (check only one):

[ ] Open-end   [X] Closed-end


10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland


11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Chancellor Capital Management, Inc
153 East 53rd Street
New York, NY 10022

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Chancellor Capital Management, Inc. (the "Adviser") was the proposed investment adviser to the Fund. Although the Fund filed a registration statement on Form N-2 (and an amendment thereto), the Fund did not commence operations and, therefore, the Fund did not enter into an investment advisory agreement with the Adviser. Pursuant to a reorganization, INVESCO, Inc. is the successor in interest to Chancellor Capital Management, Inc.


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Not applicable. The shares of the Fund were never publicly offered, and therefore no underwriter was involved with the Fund.


13.  If the fund is a unit investment trust ("UIT") provide: Not applicable.

(a) Depositor's name(s) and address(es):

(b) Trustee's name(s) and address(es):


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., a insurance company separate account)?

[ ] Yes     [x] No


If Yes, for each UIT state: Name(s):

File No:  811-_____

Business Address:


15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [x] Yes  [ ] No


If Yes, state the date on which the board vote took place: On February 10, 2000, the sole initial director designated in the Articles of Incorporation of the Fund, filed in the State of Maryland on August 21, 1990, approved the Abandonment of Registration pursuant to a written consent.

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes  [x] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: No shares of the Fund have ever been issued. Therefore, no shareholders exist to vote on the Abandonment of Registration.



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II.  DISTRIBUTIONS TO SHAREHOLDERS
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16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ] Yes  [ ] No


(a) If Yes, list the date(s) on which the fund made those distributions:

(b) Were the distributions made on the basis of net assets?

[ ] Yes  [ ] No

(c) Were the distributions made pro rata based on share ownership?

[ ] Yes  [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:  Were any distributions to shareholders made in kind?

[ ] Yes  [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17.  Closed-end funds only: Has the fund issued senior securities?

[ ] Yes  [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:


18.  Has the fund distributed all of its assets to the fund's shareholders?

[ ] Yes  [ ] No

If No, (a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes  [ ] No


If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:



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III. ASSETS AND LIABILITIES
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20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes  [ ] No


If Yes, (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ] Yes  [ ] No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes  [ ] No

If Yes, (a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION
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22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)     Legal expenses

(ii)    Accounting expenses:

(iii)   Other expenses (list and identify separately):

(iv)    Total expenses (sums of lines (i)-(iii) above):

(b) How were those expenses allocated?

(c) Who paid those expenses?

(d) How did the fund pay for unamortized expenses (if any)?


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes  [ ] No


If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

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V.   CONCLUSION OF FUND BUSINESS
--------------------------------


24.  Is the fund a party to any litigation or administrative proceeding?

[ ] Yes  [x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes  [x] No


If Yes, describe the nature and extent of those activities:


VI.  MERGERS ONLY
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26. (a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the
Merger: 811-_______

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Chancellor Targeted Health Care Fund, Inc., (ii) he is the sole initial director of The Chancellor Targeted Health Care Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.




/s/ PARAG SAXENA
Parag Saxena


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                                                                       EXHIBIT A

                                              SECURITIES AND EXCHANGE COMMISSION

Release No. IC-                   ; 811-6633

The Chancellor Targeted Health Care Fund, Inc.; Notice of Application for Deregistration on Form N-8F, [date], 2000.

Agency:  Securities and Exchange Commission (the "Commission").

Action: Notice of Application for Deregistration under the Investment Company Act of 1940, as amended (the "1940 Act").

Applicant: The Chancellor Targeted Health Care Fund, Inc. ("Applicant").

Relevant Investment Company Act Section:  Section 8(f).

Summary of Application: Applicant seeks an order declaring that it has ceased to be an investment company under the 1940 Act.

Filing Dates: The application on Form N-8F was filed with the Commission on February 10, 2000.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary at the address below and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on , 2000, and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's secretary at the address below.

Addresses: Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Applicant, c/o INVESCO, Inc., 1166 Avenue of the Americas, New York, NY 10036. For further information, contact the Division of Investment Management, Office of Investment Company Regulation, at (202) 942-0564.

Supplementary Information: Following is a summary of the application; the complete application is available for a fee from either the Commission's Public Reference Branch in person or the Commission's commercial copier who can be contacted at (800) 638-8241 (in Maryland (301) 951-1350).

Applicant's Representations:

Applicant incorporated as a Maryland corporation on August 21, 1990 and is registered as a closed-end management investment company under the 1940 Act. On April 15, 1992, Applicant filed with the Commission a notification of registration on Form N-8A and a registration statement on Form N-2 to register shares of common stock, par value $.01 per share (the "Common Stock"). An amendment to such registration statement on Form N-2 was filed on May 4, 1992. Subsequent to that time, a decision was made to permanently abandon the proposed public offering of shares of Applicant. Therefore, such registration statement on Form N-2 was never declared effective.

On February 10, 2000, the sole initial director of Applicant executed a written consent whereby he approved the deregistration of Applicant under the 1940 Act. No shares of Applicant have ever been issued. Therefore, no stockholder approval is necessary for the deregistration of Applicant.

As of the date of the application, Applicant has no stockholders, assets or liabilities. Applicant is not a party to any litigation or administrative proceeding. Applicant presently is not engaged in, nor does it propose to engage in, any business activities other than those necessary for the winding-up of its affairs.